                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of [March], 2004

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]               No Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [_]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated March 19, 2004. Attached is English language version of the notice.

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The following table sets forth the resolutions of the 13/th/ Annual
Shareholder's Meeting.

---------------------------------------------------------------------------------------------------------
1. Approval of                The 13/th/ Fiscal Year (Unit: in million Korean won)
   Financial Statements
---------------------------------------------------------------------------------------------------------
   Total Assets                                 197,010  Revenues                                 71,595

---------------------------------------------------------------------------------------------------------
   Total Liabilities                             40,065  Ordinary Loss                             2,116

---------------------------------------------------------------------------------------------------------
   Capital Stocks                                17,918  Net Loss                                  2,116

---------------------------------------------------------------------------------------------------------
   Total Shareholder's                          156,945  Net Loss per Share                       13 won
   Equity
---------------------------------------------------------------------------------------------------------
   Outside Auditor's          Clean Opinion
   Opinion
---------------------------------------------------------------------------------------------------------
2. Dividends                  None

---------------------------------------------------------------------------------------------------------
3. Summary of                 1) Appointment      Inside Director             Young-Sun Cho
   Directors                     of Director
                             ----------------------------------------------------------------------------
                              2) Outside          Total Directors                                      6
                                 Director
                                                 --------------------------------------------------------
                                                  Outside Directors                                    3
                                                 --------------------------------------------------------
                                                  Outside Director's Ratio                            50%

                             ----------------------------------------------------------------------------
                              3) Auditor          N/A

                             ----------------------------------------------------------------------------
                              4) Audit            Outside                  3  Inside                   0
                                 Committee        Directors                   Directors
---------------------------------------------------------------------------------------------------------
4. Agenda                     1) Approval of Balance Sheet, Income Statement and Statement of
                                 appropriations of retained earnings for the Fiscal Year 2003
                                 -** Approved as proposed
                             ----------------------------------------------------------------------------
                              2) Approval of selective amendments to the Articles of Incorporation
                                 -** Approved as proposed
                             ----------------------------------------------------------------------------
                              3) Approval of Appointment of New Director
                                 -** Approved as proposed
                             ----------------------------------------------------------------------------
                              4) Approval of Director's Remuneration Ceiling
                                 -** Approved as proposed
                             ----------------------------------------------------------------------------
                              5) Approval of management's severance payment Plan
                                 -** Approved as proposed
                             ----------------------------------------------------------------------------
                              6) Approval of Grant of Stock Options
                                 -** Approved as proposed
---------------------------------------------------------------------------------------------------------
5. Decision Date              March 19, 2004
   (by the 13/th/ Annual
   Shareholder's Meeting)
---------------------------------------------------------------------------------------------------------
6. Others                     --

---------------------------------------------------------------------------------------------------------

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

The following table sets forth the summary of approval of Stock Option Plan by the special resolution of the 13/th/ Annual Shareholder's Meeting.

---------------------------------------------------------------------------------------
1. Subject        Company                      Mirae Corporation
   Company
                 ----------------------------------------------------------------------
                  CEO                          Hyung-Yun Lee

---------------------------------------------------------------------------------------
2. Summary        Decision Date                March 19, 2004
   of Stock
   Option
                 ----------------------------------------------------------------------
                  Granted Date                 March 19, 2004

                 ----------------------------------------------------------------------
                  Grantees                     6 persons

                 ----------------------------------------------------------------------
                  Stock Option Ceiling         26,877,900 common shares

                 ----------------------------------------------------------------------
                  Previously Granted Shares    Common shares          6,745,755
                 ----------------------------------------------------------------------
                                               Preferred shares       -

                 ----------------------------------------------------------------------
                  Granted Shares               Common shares          1,350,000

                                              -----------------------------------------
                                               Preferred shares       -

                 ----------------------------------------------------------------------
                  Methods of Stock Option      Issuing New Stock or Treasury Stock

---------------------------------------------------------------------------------------
3. Exercise       Exercise Period              Beginning Date         March 20, 2006
   Condition
                                              -----------------------------------------
                                               Expiration Date        March 19, 2011

                 ----------------------------------------------------------------------
                  Exercise Price               Common shares          1,218 won
                                              -----------------------------------------
                                               Preferred shares       -

---------------------------------------------------------------------------------------
4. Others         The modification of exercise price and the number of option granted should be complied with the contract of stock options when (if) the
                  Company undertakes capital increase, stock dividend, stock split, capitalization of reserve.
---------------------------------------------------------------------------------------

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 19, 2004



By   MiRi Chung
   ------------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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